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                                December 5, 2022

       Luke Brandenberg
       Chief Executive Officer
       Granite Ridge Resources, Inc.
       5217 McKinney Avenue, Suite 400
       Dallas, TX 75205

                                                        Re: Granite Ridge
Resources, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 18,
2022
                                                            File No. 333-268478

       Dear Luke Brandenberg:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 18, 2022

       Cover Page

   1. For each of the securities being registered for resale, please disclose here the price that the selling securityholders
paid for such securities.
   2. We note the warrants are out the money. Please disclose the exercise price of the warrants compared to the market
price of the underlying securities. In addition, please disclose the likelihood that warrant
holders will not exercise their warrants. Provide similar disclosure in the prospectus
summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Luke Brandenberg
Granite Ridge Resources, Inc.
December 5, 2022
Page 2
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Prospectus Summary, page 2

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Existing GREP Members, the beneficial owner of over 90% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Risk Factors
Sales of the Granite Ridge common stock by the Selling Securityholders..., page
31

5. We note your disclosure that sales of the Granite Ridge common stock by the selling securityholders (or the perception that such shares may be sold) may cause the market
         price of Granite Ridge   s securities to drop significantly. To
illustrate the risk of the
         negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common shares, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if true, that even though the current trading price is significantly below the Executive Network Partnering
         Corporation IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their securities than the public investors.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that public securityholders acquired their shares and warrants. As applicable, please also disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to any differences in the purchase prices
FirstName LastNameLuke Brandenberg
       and the current trading price. Please also disclose any potential profit the selling
Comapany    NameGranite
       securityholders     Ridge
                        will earn Resources,
                                   based on theInc.
                                                 current trading price. Lastly,
please include
       appropriate
December            risk factor
           5, 2022 Page   2     disclosure.
FirstName LastName
 Luke Brandenberg
FirstName  LastNameLuke   Brandenberg
Granite Ridge Resources, Inc.
Comapany5,
December   NameGranite
             2022       Ridge Resources, Inc.
December
Page 3    5, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Amy Curtis